FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	a notice for 2008 annual general meeting of Huaneng Power International, Inc. (the “Registrant”) and proxy form and reply slip attached thereto,; and

2.	a circular on discloseable and connected transactions regarding acquisition of interests in YLQ Co-generation and Beijing Co-generation;

Each made by the Registrant on May 4, 2009.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Notice of 2008 Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2008 annual general meeting (the “Annual General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 18 June 2009 at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwu District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

Ordinary Resolutions:

1.           To consider and approve the working report from the Board of Directors of the Company for year 2008.

2.           To consider and approve the working report from the Supervisory Committee of the Company for year 2008.

3.           To consider and approve the audited financial statements of the Company for year 2008.

4.           To consider and approve the profit distribution plan of the Company for year 2008. (Note 1)

5.           To consider and approve the proposal regarding the appointment of the Company’s auditors for year 2009. (Note 2)

6.           To consider and approve the proposal regarding the transfer of interest in Tianjin Yangliuqing Co-generation Limited Liability Company. (Note 3)

7.           To consider and approve the proposal regarding the transfer of interest in Huaneng Beijing Co-generation Limited Liability Company. (Note 4)

Special Resolutions:

8.           To consider and approve the proposal regarding amendments to the articles of association of the Company. (Note 5)

9.           To consider and approve the proposal regarding the issue of short-term debentures by the Company.

“THAT (i) an approval to be given to the Company to issue within the PRC short-term debentures of a principal amount up to RMB10 billion (in either one or multiple tranches) within 12 months from the date on which shareholders’ approval is obtained; (ii) an unconditional general mandate to be given to the Company’s board of directors or any two or more directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the term thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.”

By Order of the Board Gu Biquan Company Secretary
Beijing, the PRC
4 May 2009

Notes:

1.           After auditing by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, for

1

the accounting year ended 31 December 2008, the Company’s loss after taxation attributable to the shareholders of the Company was RMB3,701,229,826 and RMB3,937,687,568 respectively according to PRC Accounting Standards and International Financial Reporting Standards. During 2008, the Company did not allocate any statutory surplus common reserve fund and discretionary surplus common reserve fund. Taking into consideration the accumulated balance of distributable profit of the Company, and in order to reward the shareholders, the dividend distribution plan of the Company for 2008 is: Using the total share capital of the Company as the base number and from the Company’s accumulative undistributed profits, the Company will distribute cash dividend of RMB1 (inclusive of tax) to all the shareholders for every 10 shares and it is anticipated that the cash dividend paid will amount to RMB1,205,538,344.

2.           Proposal regarding the appointment of the Company’s auditors for 2009

To appoint PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. as the PRC auditors of the Company and PricewaterhouseCoopers as the Company’s international auditors for 2009 with a total remuneration of appproximately RMB20 million.

3.           Please refer to the Company´s circular dated 4 May 2009 for details.

4.           Please refer to the Company´s circular dated 4 May 2009 for details.

5.           Please refer to the Company´s circular dated 27 April 2009 for details.

6.           Eligibility for attending the Annual General Meeting

Holders of the Company’s H Shares whose names appear on the HK$ Dividend H Shares Register and the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited at 4:30 p.m. on 15 May 2009 are eligible to attend the Annual General Meeting and are entitled to receive cash dividends.

7.           Proxy

(i)           A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)          A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)         To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(iv)        A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

8.           Registration procedures for attending the Annual General Meeting

(i)           A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)           Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 28 May 2009.

(iii)           Shareholders may send the reply slip to the Company in person, by post or by fax.

9.           Closure of H Share Register of Members

The H share register of members of the Company will be closed from 18 May 2009 to 17 June 2009 (both days inclusive).

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10.           Other Businesses

(i)           The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)          The address of the Share Registrar for H Shares of the Company, Hong Kong Registrar Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

(iii)           The registered address of the Company is at:

West Wing,
Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China
Telephone No.: (+86)-10-66491999
Facsimile No.: (+86)-10-66491888

As at the date of this notice, the directors of the Company are:

Cao Peixi
 (Executive Director)
 Huang Long
 (Non-executive Director)
 Wu Dawei
 (Non-executive Director)
 Huang Jian
 (Non-executive Director)
 Liu Guoyue
 (Executive Director)
 Fan Xiaxia
 (Executive Director)
 Shan Qunying
 (Non-executive Director)
 Xu Zujian
 (Non-executive Director)
 Huang Mingyuan
 (Non-executive Director)
 Liu Shuyuan
 (Non-executive Director)

Liu Jipeng
 (Independent Non-executive Director)
 Yu Ning
 (Independent Non-executive Director)
 Shao Shiwei
 (Independent Non-executive Director)
 Zheng Jianchao
 (Independent Non-executive Director)
 Wu Liansheng
 (Independent Non-executive Director)

3

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

 (Stock Code: 902)

Proxy Form for 2008 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2) ___________________________________________________________________________________________________________________________________________________ of  ___________________________________________________________________________________________________________________ , Shareholders’ Account: ________________________________________________________ and I.D. No.: _______________________________________________________________ , being the holder(s) of ________________________________________________________________________________________________________________________________________ H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint(Note 3), ____________________________________________________________ I.D. No.: __________________________________________________________________ (of  ), or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2008 Annual General Meeting to be held at 9:00 a.m. on 18 June 2009 at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwu District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	Ordinary Resolutions:—	For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for year 2008.
2.	To consider and approve the working report from the Supervisory Committee of the Company for year 2008.
3.	To consider and approve the audited financial statements of the Company for year 2008.
4.	To consider and approve the profit distribution plan of the Company for year 2008.
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for year 2009.
6.	To consider and approve the proposal regarding the transfer of the interest in Tianjin Yangliuqing Co-generation Limited Liability Company.
7.	To consider and approve the proposal regarding the transfer of the interest in Huaneng Beijing Co-generation Limited Liability Company.
8.	To consider and approve the proposal regarding amendments to the articles of association of the Company.
9.	To consider and approve the proposal regarding the issue of short-term debentures by the Company.

Date:	2009	Signature:	(Note

Notes:

1.           Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.           Please insert full name(s) and address(es) in BLOCK LETTERS.

3.           Please insert the name and address of your proxy. If this is left blank, the chairman of the Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.           Attention: If you wish to vote FOR any resolution, please indicate with a “√” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “√” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.           This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.           This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar Limited, at least 24 hours before the time designated for the holding of the Annual General Meeting.

* Please delete as appropriate.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Reply Slip for 2008 Annual General Meeting

I/(We) _________________________________________________________________________________________________________________________

of _____________________________________________________________________________________________________________________________

Telephone number: ______________________________________________ and Fax number: ______________________________________________ ,

being the holder(s) of ____________________________________________________________________ H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/We wish to attend or appoint a proxy to attend (on my/our behalf) the 2008 annual general meeting (the “AGM”) to be held at 9:00 a.m. on 18 June 2009 at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwu District, Beijing, the People’s Republic of China.

Signature:________________________________

 Date: _________________________________

Note: Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-66491888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

* Please delete as appropriate.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

DISCLOSEABLE AND CONNECTED TRANSACTIONS
ACQUISITION OF INTERESTS IN YLQ CO-GENERATION
AND BEIJING CO-GENERATION

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 4 to 18 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on page 19 of this circular. A letter from China Merchants containing its advice to the Independent Board Committee and the independent shareholders of Huaneng Power International, Inc. is set out on pages 20 to 39 of this circular.

A notice convening the AGM to be held at 9:00 a.m. on 18 June 2009 at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwuqu District, Beijing, the People’s Republic of China will be sent to you separately.

If you intend to attend the AGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the AGM should you so wish.

4 May 2009

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Acquisition(s)”	the purchase by the Company of the YLQ Co-generation Interest and Beijing Co-generation Interest, individually or collectively;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“AGM”	the 2008 annual general meeting of the Company to be held for shareholders of the Company on 18 June 2009 to consider and approve, among other things, the Acquisitions;

“associates”	has the meaning ascribed to it in the Listing Rules;

“Beijing Co-generation”	Huaneng Beijing Co-generation Limited Liability Company;

“Beijing Co-generation Interest”	41% interest in the registered capital of Beijing Co-generation held by HIPDC;

“Beijing Co-generation Interest Transfer Agreement”	the agreement entered into between the Company and HIPDC on 21 April 2009 for transfer of Beijing Co-generation Interest;

“Board”	the board of Directors of the Company;

“CCAFM”	China Consultants of Accounting and Financial Management Co., Ltd.;

“China Merchants” or “Independent Financial Adviser”
China Merchants Securities (HK) Co., Limited, a corporation licensed to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities as defined under the SFO, the independent financial adviser to the Independent Board Committee and the Independent Shareholders;

“Closing”	the closing of the Acquisition;

“Company”, “HPI”
Huaneng Power International, Inc., a sino foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected persons”	has the meaning ascribed to it in the Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the Acquisitions, comprising Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr.  Zheng Jianchao and Mr. Wu Liansheng the independent non-executive Directors of the Company;

“Independent Shareholders”	Shareholders other than Huaneng Group, HIPDC and their respective associates, and who are not involved in, or interested in the Acquisitions;

“Latest Practicable Date”	28 April 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Listing Rules”	The Rules Governing the Listing of securities on the Shanghai Stock Exchange;

“Shareholders”	the shareholders of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiaries”	has the meaning ascribed to it in the Listing Rules;

“Transfer Agreement(s)”	YLQ Co-generation Interest Transfer Agreement and Beijing Co-generation Interest Transfer Agreement, individually or collectively;

“YLQ Co-generation”	Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company;

“YLQ Co-generation Interest”	55% interest in the registered capital of YLQ Co-generation held Huaneng Group; and

“YLQ Co-generation Interest Transfer Agreement”	the agreement entered into between the Company and Huaneng Group on 21 April 2009 for transfer of YLQ Co-generation Interest.

LETTER FROM THE BOARD

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

Directors: Cao Peixi Huang Long Wu Dawei Huang Jian Liu Guoyue Fan Xiaxia Shan Qunying Xu Zujian Huang Mingyuan Liu Shuyuan
Legal Address:
West Wing, Building C
Tianyin Mansion
No. 2C
Fuxingmennan Street
Xicheng District
Beijing 100031
PRC

☐
❒Independent Non-executive Directors:
Liu Jipeng
Yu Ning
Shao Shiwei
Zheng Jianchao
Wu Liansheng
☐
☐

4 May 2009
To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS
ACQUISITION OF INTERESTS IN YLQ CO-GENERATION
AND BEIJING CO-GENERATION

1.           INTRODUCTION

On 21 April 2009, the Board made an announcement (“Announcement”) regarding the acquisition of YLQ Co-generation Interest and Beijing Co-generation Interest from Huaneng Group and HIPDC, respectively. As stated in the Announcement, the Company shall issue a circular to the Shareholders containing further information of the Acquisitions as contemplated by the Transfer Agreements and will convene a general meeting for obtaining the Independent Shareholders’ approvals for the conduct of the Acquisitions.

The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. China Merchants has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Transfer Agreements and whether the Acquisitions (together with the Transfer Agreements) are in the interests of the Company and its shareholders as a whole. The letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders is included in this circular.

The purposes of this circular are:

(i)           to provide you with further information in relation to the Acquisitions and the Transfer Agreements;

(ii)           to set out the letter of advice from China Merchants to the Independent Board Committee and the Independent

Shareholders and the recommendation of the Independent Board Committee as advised by China Merchants; and

(iii)           to seek your approval of the ordinary resolutions in relation to the transactions as contemplated by the Transfer Agreements, which is set out in the notice of the AGM.

2.           Background

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, owning within the PRC a generation capacity of 39,203 MW on an equity basis.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

HIPDC was established as a sino-foreign joint venture company with the approval of the State Council. Its principal scope of business includes developing, constructing and operating power plants in China.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and directly holds an aggregate of 8.92% effective interest in the total issued share capital of the Company. As at the Latest Practicable Date, HIPDC, as the controlling shareholders of the Company, holds approximately 42.03% of the total issued share capital of the Company.

The relationships among the Company, Huaneng Group and HIPDC are as follows:

*           Huaneng Group, through China Hua Neng Group Hong Kong Limited, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#           Of the 8.92% interest, 0.17% represents the interest in the H Shares of the Company held by China Hua Neng Group Hong Kong Limited.

According to the Hong Kong Listing Rules, Huaneng Group and HIPDC are connected persons of the Company, and accordingly, the acquisitions of YLQ Co-generation Interest and Beijing Co-generation Interest by the Company from Huaneng Group and HIPDC, respectively constitute connected transactions of the Company.

Taking the acquisitions of YLQ Co-generation Interest and Beijing Co-generation Interest as a whole in accordance with Rule 14A.25 of the Hong Kong Listing Rules, the aggregate of the transaction amount involved is RMB2.348 billion. The transaction scale of such transactions in aggregate exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. The acquisitions of YLQ Co-generation Interest and Beijing Co-generation Interest constitute connected transactions of the Company, which shall be subject to the Independent Shareholders’ approvals according to Rule 14A.18 of the Hong Kong Listing Rules. Huaneng Group, HIPDC and their respective associates shall abstain from voting in the AGM in respect of the ordinary resolutions to approve the acquisition of YLQ Co-generation Interest (including YLQ Co-generation Interest Transfer Agreement) and the acquisition of Beijing Co-generation Interest (including Beijing Co-generation Interest Transfer Agreement).

The Acquisitions in aggregate also constitute discloseable transactions to the Company.

3.           YLQ co-generation Interest Transfer Agreement

The YLQ Co-generation Interest Transfer Agreement was approved by the Directors at the board meeting on 21 April 2009 and signed by Huaneng Group and the Company on the same day.

Date:	21 April 2009

Parties:	Seller:Huaneng Group

Purchaser:the Company

Interest to be acquired:	Equity interest representing 55% of the registered capital of YLQ Co-generation.

Consideration:
The consideration for the purchase of the YLQ Co-generation Interest is RMB1.076 billion, payable in cash on the Closing date and to be funded by the Company’s internal cash surplus. The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

Conditions precedent: (1)Conditions which need to be satisfied:	Closing is subject to the satisfaction or waiver of the following conditions:

•           the Independent Board Committee agreed and supported the acquisition of YLQ Co-generation Interest;   •the YLQ Co-generation Interest Transfer Agreement and the acquisition of YLQ Co-generation Interest have been approved and adopted by the Independent Shareholders;   •the obtaining of all necessary approvals for the YLQ Co-generation Interest Transfer Agreement and the acquisition of YLQ Co-generation Interest; and   •Tianjin Municipal Jinneng Investment Corporation has waived its pre-emptive rights in the transfer of YLQ Co-generation Interest.

(2)Conditions which the Company may waive:

•           representations and warranties of Huaneng Group in the YLQ Co-generation Interest Transfer Agreement are true and complete in all material respects; and   •Huaneng Group has fulfilled in all material respects its obligations under the YLQ Co-generation Interest Transfer Agreement.

(3)Conditions which Huaneng Group may waive:   •  representations and warranties of the Company in the YLQ Co-generation Interest Transfer Agreement are true and complete in all material respects; and   •the Company has fulfilled in all material respects its obligations under the YLQ Co-generation Interest Transfer Agreement.

In case if any conditions for closing are waived, further announcement will be made by the Company accordingly.

Closing:	The Closing shall be on the 5th working day after the satisfaction or waiver of the aforesaid conditions, or on a day as agreed between the Company and Huaneng Group.

4.           Beijing Co-generation Interest Transfer Agreement

The Beijing Co-generation Interest Transfer Agreement was approved by the Directors at the board meeting on 21 April 2009 and signed by HIPDC and the Company on the same day.

Date:	21 April 2009

Parties:	Seller:HIPDC

Purchaser:the Company

Interest to be acquired:	Equity interest representing 41% of the registered capital of Beijing Co-generation.

Consideration:
The consideration for the purchase of the Beijing Co-generation Interest is RMB1.272 billion, payable in cash on the Closing date and to be funded by the Company’s internal cash surplus. The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

Conditions precedent: (1)Conditions which need to be satisfied:	Closing is subject to the satisfaction or waiver of the following conditions:

• the Independent Board Committee agreed and supported the acquisition of Beijing Co-generation Interest;

• the Beijing Co-generation Interest Transfer Agreement and the acquisition of Beijing Co-generation Interest have been approved and adopted by the Independent Shareholders;

• the obtaining of all necessary approvals for the Beijing Co-generation Interest Transfer Agreement and the acquisition of Beijing Co-generation Interest; and

• each of Beijing Jingneng International Energy Limited and China Hua Neng Group Hong Kong Limited has waived its pre-emptive right in the transfer of Beijing Co-generation Interest.

(2)Conditions which the Company may waive:

•           representations and warranties of HIPDC in the Beijing Co-generation Interest Transfer Agreement are true and complete in all material respects; and   •HIPDC has fulfilled in all material respects its obligations under the Beijing Co-generation Interest Transfer Agreement.

(3)Conditions which HIPDC may waive:   •  representations and warranties of the Company in the Beijing Co-generation Interest Transfer Agreement are true and complete in all material respects; and   •the Company has fulfilled in all material respects its obligations under the Beijing Co-generation Interest Transfer Agreement.

In case if any conditions for closing are waived, further announcement will be made by the Company accordingly.

Closing:	The closing shall be on the 5th working day after the satisfaction or waiver of the aforesaid conditions, or on a day as agreed between the Company and HIPDC.

5.           Information regarding the Power Plants

(i)           YLQ Co-generation

YLQ Co-generation is situated in Tianjin. It was incorporated on 17 May 1996 and the principal business of which includes power generation, provision of co-generation power, installation, repair and related services relating to co-generation power. Currently, YLQ Co-generation has four coal-fired co-generation units with a generation capacity of 300,000 KW each. These units commenced operation in December 1998, September 1999, December 2006 and May 2007, respectively.

Huaneng Group is the controlling shareholder of YLQ Co-generation, holding a 55% interest in the registered capital of YLQ Co-generation. The investment made by Huaneng Group in the YLQ Co-generation Interest amounted to RMB858.5 million. The other shareholder of YLQ Co-generation is Tianjin Municipal Jinneng Investment Corporation, holding 45% interest in the registered capital of YLQ Co-generation. Upon Closing, the Company will hold a 55% interest in the registered capital of YLQ Co-generation while the remaining 45% interest will still be held by Tianjin Municipal Jingneng Investment Corporation. Tianjin Municipal Jinneng Investment Corporation does not hold any shares in the Company and is also a third party independent of the Company and connected persons of the Company.

Upon Closing, YLQ Co-generation will become a subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

Huaneng Group has warranted that the YLQ Co-generation Interest is not subject to any mortgage, charge, lien or third party rights and such interest is not subject to any disputes, litigation, arbitration and other legal proceedings.

Operating Data of YLQ Co-generation

The following table sets out certain operating data of YLQ Co-generation for 2008:

Installed capacity (MW)	1,200

Power generation (billion kWh)	6.793

Utilization hours (hours)	5,660

House consumption rate (%)	7.10

Average on-grid power tariff (RMB/MWh, inclusive of tax)	389.03

Coal consumption rate for power sold (grams/kWh)	331.97

Unit fuel cost for power sold (RMB/MWh)	203.74

Selected Financial Information of the YLQ Co-generation

The following is a summary of audited financial information of YLQ Co-generation as at 31 December 2007 and 31 December 2008 and for the years ended 31 December 2007 and 31 December 2008, prepared in accordance with the PRC Accounting Standands.

As at 31 December 2007	As at 31 December 2008
(RMB in thousands, except percentage)

Total asset	4,773,208	4,633,984

Total liabilities	3,205,590	3,048,528

Receivables	302,379	329,013

Contingent liabilities	—	—

Net asset	1,567,619	1,585,455

Interest attributable to Huaneng Group	55%	55%

Net asset attributable to Huaneng Group according to the above ratio	862,190	872,000

	For the year ended 31 December 2007	For the year ended 31 December 2008
	(RMB in thousands, except percentage)

Operating revenue	2,061,190	2,179,850

Operating profit	311,563	6,325

Profit before tax	318,138	19,908

Effective tax rate	33%	16%

Net profit	214,249	16,627

Valuation of YLQ Co-generation

CCAFM, an independent asset appraisal institution which is qualified to participate in securities related matters, has conducted a valuation on YLQ Co-generation by using replacement cost method. The appraisal date is fixed on 31 December 2008 and the results are set out below:

(RMB´000)

Book value of shareholders´ equity	1,585,455

Appraised value of shareholders´ equity	1,918,142

Increase/Decrease (amount)	332,687

Increase/Decrease (%)	21%

Reasons for appreciation in value under the valuation report: The appreciation in value for YLQ Co-generation was RMB332.687 million, representing an appreciation in the appraised value for the fixed assets and land use rights and an impairment in the assessment of its liabilities. Of which, the appraised value for land use rights as compared to its net book value appreciated by an amount of RMB241.77 million. The appreciation in the appraised value for land use rights was mainly due to the fact that YLQ Co-generation obtained the relevant lands relatively earlier in time, the area of the lands it occupied was relatively larger as well as the appreciation in value of the land use rights in recent years. The appraised value of the fixed assets was RMB82.17 million. The reasons attributable to the appreciation were due to the fact that the construction of Phase III of YLQ Co-generation was completed as early as in 1999 and have been in use for nearly 10 years as at the date of assessment. The key generating facilities, although their net book value is low as a result of depreciation, are still under normal operation. It thus causes an appreciation in valuation. The impairment in assessment of the non-current liabilities in an amount of RMB9.69 million was caused by the government subsidy obtained but not yet verified in the liabilities item of YLQ Co-generation.

(ii)           Beijing Co-generation

Beijing Co-generation is situated in Beijing. It was formerly Beijing Branch of HIPDC, which was incorporated on 21 January 1991. In November 2003, Beijing Branch of HIPDC was re-structured into a sino-foreign joint stock limited company as Beijing Co-generation, the principal businesses of which include construction and operation of power plants and the ancillary projects including fund raising both within and/or outside China; import of complete or ancillary sets of equipments, machinery tools; and provision of three materials (steel, cement and wood), fuel and other material for construction and operation of power plants.

Currently, Beijing Co-generation has five coal-fired co-generation units with an aggregate generation capacity of 845,000 KW. Of these, two generation units having the generation capacity of 165,000 KW commenced operation in January 1998, and two generation units having the generation capacity of 220,000 KW commenced operation in December 1998 and June 1999, respectively. The other generation unit having a generation capacity of 75,000 KW commenced operation in April 2004.

HIPDC is the major shareholder of Beijing Co-generation, holding a 41% interest in the registered capital of Beijing Co-generation. The investment made by HIPDC in the Beijing Co-generation Interest amounted to RMB 656 million. Other shareholders of Beijing Co-generation are Beijing Jingneng Internatioinal Energy Limited Company and China Hua Neng Group Hong Kong Limited, holding 34% and 25% interest in the registered capital of Beijing Co-generation, respectively.

Upon Closing, the Company will hold a 41% interest in the registered capital of Beijing Co-generation while each of Beijing Jingneng International Energy Limited Company and China Hua Neng Group Hong Kong Limited will continue to hold 34% and 25% interest in Beijing Co-generation, respectively. China Hua Neng Group Hong Kong Limited is wholly owned by Huaneng Group (i.e. controlling shareholder of HIPDC). Pursuant to the arrangement made between the Company and China Hua Neng Hong Kong Limited on 21 April 2009, China Hua Neng Group Hong Kong Limited agreed to entrust the Company to, free of payment, exercise the voting right of its 25% interest in Beijing Co-generation upon Closing for so long as the Company remains the largest shareholder of Beijing Co-generation. Therefore, upon completion, Beijing Co-generation will be regarded as a subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

Beijing Jingneng International Energy Limited Company does not hold shares in the Company and is also a third party independent of the Company and connected persons of the Company.

HIPDC has warranted that the Beijing Co-generation Interest is not subject to any mortgage, charge, lien or third party rights and such interest is not subject to any disputes, litigation, arbitration and other legal proceedings.

Operating Data of Beijing Co-generation

The following table sets out certain operating data of Beijing Co-generation for 2008:

Installed capacity (MW)	845

Power generation (billion kWh)	4.998

Utilization hours (hours)	5,914

House consumption rate (%)	11.74

Average on-grid power tariff (RMB/MWh, inclusive of tax)	467.29

Coal consumption rate for power sold (grams/kWh)	298.05

Unit fuel cost for power sold (RMB/MWh)	147.15

Selected Financial Information of the Beijing Co-generation

The following is a summary of audited financial information of Beijing Co-generation as at 31 December 2007 and 31 December 2008 and for the years ended 31 December 2007 and 31 December 2008, prepared in accordance with the PRC Accounting Standards.

	As at 31 December 2007	As at 31 December 2008

	(RMB in thousands, except percentage)

Total asset	4,147,878	3,853,949

Total liabilities	2,094,852	1,826,748

Receivables	330,192	393,541

Contingent liabilities	—	—

Net asset	2,053,026	2,027,201

Interest attributable to HIPDC	41%	41%

Net asset attributable to HIPDC according to the above ratio	841,741	831,153

For the year ended 31 December 2007	For the year ended 31 December 2008

(RMB in thousands, except percentage)

Operating revenue	2,116,612	2,193,032

Operating profit	459,595	331,818

Profit before tax	476,562	345,637

Effective tax rate	6%	9%

Net profit	449,856	315,032

Valuation of Beijing Co-generation

CCAFM has conducted a valuation on Beijing Co-generation by using replacement cost method. The appraisal date is fixed on 31 December 2008 and the results are set out below:

(RMB’000)

Book value of shareholders’ equity	2,027,201

Appraised value of shareholders’ equity	3,042,276

Increase/Decrease (amount)	1,015,075

Increase/Decrease (%)	50%

Reasons for appreciation in value under valuation report: the appreciation in value for Beijing Co-generation was RMB1,015.075 million, representing an appreciation mainly in the appraised value for the fixed assets and land use rights. Of which, the appreciation in the appraised value for land use rights amounted to RMB821.170 million. The appreciation in the appraised value for land use rights was mainly due to the fact that Beijing Co-generation obtained the relevant lands relatively earlier in time, the area of the lands it occupied was relatively larger as well as the appreciation in value of the land use rights in recent years. The appraised value of the fixed assets was RMB213.85 million. As Phase I of Beijing Co-generation commenced operation during the period from 1998 and 1999, its key generating facilities which are still under normal operation, are now only of low net value as a result of depreciation, thus causing an appreciation in the appraised value.

6.           Reasons for the Acquisitions, Pricing Factors and Impact

The Acquisitions reflect the Company´s continued implementation of its development strategy which focuses on both greenfield development and acquisition. Upon completion, the Acquisitions will enlarge the Company’s operating scale and geographical scope, thus enhancing the profitability of the Company as well as consolidating the Company’s position as one of the largest independent power companies. In order to cope with the challenges of global financial crisis currently encountered nationwide by maintaining steady and relatively rapid economic growth, increasing market share by way of acquisition of power assets will be instrumental in enhancing the Company´s competitive strengths and increasing shareholders´ value. The Acquisitions will lead the Company to enter into the power markets of Beijing and Tianjin and help to strengthen the Company´s leading position in the economic region around Baohai, an area with rapid economic growth and strong power demand. Beijing Co-generation is located in Beijing and has an aggregate generation capacity of 845 MW. As it has the most advanced and equipped environmental protection system, it then has stronger competitive strength and better social image. YLQ Co-generation is located in Tianjin and has an aggregate generation capacity of 1,200 MW. It has geographical competitive strength and is providing thermal power to a large area in Tianjin.

Upon completion of the Acquisitions, the Company´s total generation capacity on an equity basis will increase by 1,006.45 MW, from 39,203 MW as at 31 March 2009 to 40,209.45 MW. For 2008, the profit after tax of YLQ

Co-generation amounted to RMB16.6268 million, of which the YLQ Co-generation Interest attributable to Huaneng Group accounted for RMB9.1448 million. For 2008, the profit after tax of Beijing Co-generation amounted to RMB315.032 million, of which the Beijing Co-generation Interest attributable to HIPDC accounted for RMB129.1631 million.

The Acquisitions have no material impact on the assets, liabilities and revenue of the Company.

The consideration of the Acquisitions was arrived at after various negotiations among the parties, and has already taken into account the market environment, operating conditions, and profitability of YLQ Co-generation and Beijing Co-generation, particularly, the asset valuation report prepared by CCAFM.

According to the audited financial statements of YLQ Co-generation and Beijing Co-generation, the book value of the net asset of YLQ Co-generation Interest held by Huaneng Group as at 31 December 2008 amounted to RMB872 million while the book value of the net asset of Beijing Co-generation Interest held by HIPDC as at 31 December 2008 amounted to RMB831.15 million. Therefore, the aggregate corresponding book value of the net asset of such two interests amounted to RMB 1,703.15 million. According to the asset valuation report prepared by CCAFM, the value of the YLQ Co-generation Interest held by Huaneng Group amounted to RMB1,054.98 million and the value of the Beijing Co-generation Interest held by HIPDC amounted to RMB1,247.33 million. As such, the aggregate of the corresponding appraised value of such two interests amounted to RMB2,302.31 million, that forms the principal basis in determining the total consideration of the Acquisitions.

The total consideration of the Acquisitions represents a premium of 37.86% over the aggregate corresponding book value of the net asset of YLQ Co-generation Interest and Beijing Co-generation Interest, and a premium of 2% over the aggregate corresponding appraised value of such two interests. The book value of the net asset reflects the historical cost and the accumulated depreciation of YLQ Co-generation and Beijing Co-generation while the appraised value demonstrates the replacement cost of YLQ Co-generation and Beijing Co-generation as at the appraisal date (i.e. 31 December 2008). The pricing level of the Acquisitions has reflected the value that YLQ Co-generation and Beijing Co-generation may create in operation, which differ from the book value of the net asset and the appraised value of such two interests.

The Directors believe that the acquisition prices and terms are fair and reasonable to the Company and its shareholders as a whole. The acquisitions of YLQ Co-generation Interest and Beijing Co-generation Interest are beneficial to the Company and its shareholders.

7.           Post-closing related transactions under the shanghai listing rules

Pursuant to the Shanghai Listing Rules, upon completion of the Acquisitions, the following transactions by YLQ Co-generation and Beijing Co-generation will become related transactions between the Company and connected persons of the Company, which require independent shareholders’ approvals. However, pursuant to the Hong Kong Listing Rules, such transactions are connected transactions exempt from the reporting, announcement and independent shareholders’ approval requirements.

(i) Related transaction of YLQ Co-generation

Pursuant to an on-lending agreement entered into between the former China Foreign Trade and Trust Investment Corporation (“Lender”) and Huaneng Power Corporation (“Borrower”, the predecessor of Huaneng Group) on 25 February 1994 (“On-lending Agreement”), the Lender agreed to on-lend to the Borrower a loan totalling not more than DM262,000,000 pursuant to the German Government Hybrid Loan Agreement entered into between the then PRC Ministry of Foreign Trade and Economic Cooperation and KFW Bankengruppe on 16 November 1993 (“Loan Agreement”). Such loan was used for the construction of YLQ Co-generation. Pursuant to the On-lending Agreement, such loan was divided into two tranches with the first tranche of the loan amounting to DM132,000,000 and the second tranche of the loan amounting to DM130,000,000. The term of the first tranche of the loan was 30 years from 16 November 1993 to 30 May 2023. The repayment period was 16 years and the Borrower shall repay the principal of the loan in 32 instalments on a half-yearly basis from 30 November 2007 to 30 May 2023 and the first repayment date was 30 November 2007 while the second tranche of the loan shall be repaid in 20 equal instalments on a half-yearly basis and the first repayment date shall be no later than 30 December 1998.

Pursuant to a foreign government loans and liabilities novation agreement entered into between The Export-Import Bank of China (took over the foreign government lending and on-lending business originally undertaken by the Lender upon approval by the State Council in 1995) and Huaneng Group on 22 December 2004, Huaneng Group agreed to assume all the liabilities under the On-lending Agreement transferred by the Borrower to Huaneng Group.

Huaneng Group issued a letter of confirmation on repayment of principal in June 2005 to confirm the total amount of the EUR130,810,105.86 loan from the German Government for the use in the expansion project of YLQ Co-generation and principal repayment schedules and details of the monthly repayment of on-lending business charges, principals and interest.

Pursuant to a foreign currency loan settlement agreement entered into between Huaneng Group and YLQ Co-generation on 21 April 2009, the principal balance of the outstanding foreign currency loan under the On-lending Agreement as at 21 April 2009 amounted to EUR58,310,000 and the interest rate of the loan balance was 2% and the on-lending business charges rate was 0.15%. YLQ Co-generation will pay such outstanding principal, interest and on-lending business charges to Huaneng Group and Huaneng Group will in turn repay the same to The Export-Import Bank of China.

(ii) Related Transaction of Beijing Co-generation

Pursuant to an arrangement between the Company and China Hua Neng Group Hong Kong Limited (a wholly owned subsidiary of Huaneng Group, which in turn is the controlling shareholder of HIPDC ) on 21 April 2009, upon the completion of the purchase of Beijing Co-generation Interest by the Company from HIPDC, China Hua Neng Group Hong Kong Limited will entrust the Company to, free of payment, exercise the voting right of its 25% interest in Beijing Co-generation for so long as the Company remains the largest shareholder of Beijing Co-generation.

8.           Appointment of independent financial adviser

According to the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the Acquisitions (including the Transfer Agreements). Pursuant to Rule 14A.22 of the Hong Kong Listing Rules, China Merchants has been appointed by the Company as independent financial adviser to make recommendations to the Independent Board Committee and Independent Shareholders as to whether the Acquisitions are on normal commercial terms, and the terms of the Acquisitions are fair and reasonable, and whether the Acquisitions are in the interests of the Company and the shareholders as a whole and to advise the Independent Shareholders on how to vote.

9.           General Meeting

The transactions as contemplated by the Transfer Agreements constitute a discloseable and a connected transactions to the Company. As the aggregate of the transaction scale of the Acquisitions exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Acquisitions are connected transactions of the Company, which shall be subject to Independent Shareholders’ approvals as required under Rule 14A.18 of the Hong Kong Listing Rules. The Company will convene the AGM on 18 June 2009 to consider the approval of the Acquisitions (including the Transfer Agreements). The voting at such meeting will be taken on a poll and the Company will make an announcement of the poll results. Huaneng Group, HIPDC and their respective Associates and shareholders who are involved in, or interested in the Acquisition (holding an aggregate of 6,121,786,667 shares in the Company, representing approximately 50.94% of the total issued shares of the Company as at the date hereof) will abstain from voting at the AGM in respect of the ordinary resolutions to approve the Acquisitions (including the Transfer Agreements). The voting at the AGM, at which the proposed resolutions will be passed by way of ordinary resolution and voting will be taken by way of a poll in accordance with the requirements of the Hong Kong Listing Rules. The notice of AGM will be sent to the Shareholders separately.

Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC as soon as possible but in any event not later than 28 May 2009. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Room 1806-1807, 18/F, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

10.           RECOMMENDATION FROM THE INDEPENDENT BOARD COMMITTEE

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders of the

Company, which is set out on page 19 of this circular, and which contains their recommendation in respect of the Acquisitions (and the Transfer Agreements).

The letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Transfer Agreements and whether the Acquisitions (together with the Transfer Agreements) are on normal commercial terms and in the interests of the Company and its shareholders as a whole is set out on pages 20 to 39 of this circular.

The Independent Board Committee, having taken into account the advice of China Merchants, considers that the terms of the Transfer Agreements are fair and reasonable so far as the Independent Shareholders are concerned and that the Acquisitions are on normal commercial terms and in the interests of the Company and its shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the relevant resolutions to approve the Transfer Agreements and the transactions as contemplated thereby.

11.           RECOMMENDATION FROM THE BOARD @#

#@The Directors (including independent non-executive Directors) are of the view that the Transfer Agreements were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and the Acquisitions are in the interests of the Company and its shareholders as a whole. The Board accordingly recommends the Shareholders to vote in favour of the relevant resolutions to approve the Transfer Agreements and the transactions as contemplated thereby.

12.           OTHER INFORMATION

Your attention is drawn to the general information set out in the appendices to this circular.

Yours faithfully By order of the Board Huaneng Power International, Inc. Cao Peixi Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

Registered office: West Wing, Building C Tianyin Mansion 2C Fuxingmennan Street Xicheng District Beijing 100031 The People’s Republic of China ☐ ☐
4 May 2009
To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the Acquisitions (and the Transfer Agreements), details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 4 May 2009, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the transactions as contemplated by the Transfer Agreements constitute connected transactions to the Company. Accordingly, the conduct of transactions as contemplated by the Transfer Agreements will require the approvals of the Independent Shareholders at the AGM.

We wish to draw your attention to the letter of advice from China Merchants set out on pages 20 to 39 of the Circular. We have discussed the letter and the opinion contained therein with China Merchants.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, China Merchants, as stated in its aforementioned letter, we consider the terms of the Transfer Agreements to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the Acquisitions are in the interests of the Company and its shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolutions as set out in the Notice of AGM to be proposed at the AGM to be held on 18 June 2009 and thereby approve the Transfer Agreements and the transactions contemplated thereby.

Yours faithfully, Liu JipengYu NingShao ShiweiZheng JianchaoWu Liansheng Independent Directors

LETTER FROM CHINA MERCHANTS

The following is the text of a letter of advice from China Merchants in connection with the Acquisitions to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose for inclusion in this circular.

48th Floor, One Exchange Square
Central, Hong Kong

4 May 2009

Huaneng Power International, Inc.
West Wing, Building C
Tianyin Mansion
No. 2C
Fuxingmennan Street
Xicheng District
Beijing 100031
PRC

To: the Independent Board Committee and the Independent Shareholders of
Huaneng Power International, Inc.

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS|
ACQUISITION OF INTERESTS IN YLQ CO-GENERATION
AND BEIJING CO-GENERATION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Acquisitions, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular dated 4 May 2009 (the “Circular”) issued by the Company to the Shareholders, of which this letter forms a part. Capitalized terms used in this letter shall have the same meanings as those defined in the Circular unless the context requires otherwise.

This letter contains our advice to the Independent Board Committee and the Independent Shareholders as to (i) whether the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole; and (ii) whether the Independent Shareholders should vote in favor of the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement at the AGM.

BASIS OF OUR OPINION

In formulating our advice and recommendations, we have relied on the accuracy of the information and facts supplied, and the opinions expressed, by the Company, its Directors and the management of the Company and its subsidiaries (the “Group”) to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due enquiry. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and continued to be true at the date of the AGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, its Directors and the management of the Group and have been advised by the Directors that no material facts have been omitted from the information provided and referred to in the Circular.

In rendering our opinions, we have researched, analysed and relied on information from independent third party sources. We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information. Such relevant information provides us with a basis on which we have been able to formulate our independent opinion.

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted any form of in-depth investigation into the business affairs, financial position and future prospects of the Group and the counterparties of the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Company, its Directors and the management of the Group.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinions and recommendations, we have taken into consideration the following principal factors and reasons:

I.           BACKGROUND

(1)         The Acquisitions

On 21 April 2009, the Company entered into the YLQ Co-generation Interest Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group its YLQ Co-generation Interest, representing 55% interest in the registered capital of YLQ Co-generation, at a consideration of RMB1.076 billion. The purchase price will be funded by the Company’s internal cash surplus. Upon Closing, YLQ Co-generation will become a subsidiary of the Company.

On the same day, the Company entered into the Beijing Co-generation Interest Transfer Agreement with HIPDC, pursuant to which the Company agreed to acquire from HIPDC its Beijing Co-generation Interest, representing 41% interest in the registered capital of Beijing Co-generation, at a consideration of RMB1.272 billion. The purchase price will be funded by the Company’s internal cash surplus. Upon Closing, the Company will hold a 41% interest in the registered capital of Beijing Co-generation.

Details of the principal terms of the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement are set out in paragraph headed “Major terms of the Acquisitions” below.

(2)         Background of the Group

As stated in the Letter from the Board, the Group mainly develops, constructs, operates and manages large-scale power plants in China nationwide. It is one of the largest listed power producers in China, owning within the PRC a generation capacity of 39,203 MW on an equity basis.

(3)         Background of the Vendors

As stated in the Letter from the Board, Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

As stated in the Letter from the Board, HIPDC was established as a sino-foreign joint venture company with the approval of the State Council. Its principal scope of business includes developing, constructing and operating power plants in China.

As stated in the Letter from the Board, Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and directly holds an aggregate of 8.92% effective interest in the total issued share capital of the Company. As at the Latest Practicable Date, HIPDC held approximately 42.03% of the total issued share capital of the Company.

According to the Hong Kong Listing Rules, Huaneng Group and HIPDC are connected persons of the Company, and accordingly, the acquisitions of YLQ Co-generation Interest and Beijing Co-generation Interest by the Company from Huaneng Group and HIPDC, respectively constitute connected transactions of the Company.

Taking the acquisitions of YLQ Co-generation Interest and Beijing Co-generation Interest as a whole in accordance with Rule 14A.25 of the Hong Kong Listing Rules, the aggregate of the transaction amount involved is RMB2.348 billion. The transaction scale of such transactions in aggregate exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. The acquisitions of YLQ Co-generation Interest and Beijing Co-generation Interest constitute connected transactions of the Company, which shall be subject to the Independent Shareholders’ approvals according to Rule 14A.18 of the Hong Kong Listing Rules. Huaneng Group, HIPDC and their respective associates shall abstain from voting in the AGM in respect of the ordinary resolutions to approve the acquisition of YLQ Co-generation Interest (including YLQ Co-generation Interest Transfer Agreement) and the acquisition of Beijing Co-generation Interest (including Beijing Co-generation Interest Transfer Agreement).

The Acquisitions also constitute discloseable transactions to the Company.

(4)           Information on YLQ Co-generation

Background

As stated in the Letter from the Board, YLQ Co-generation is situated in Tianjin. It was incorporated on 17 May 1996 and the principal business of which includes power generation, provision of co-generation power, installation, repair and related services relating to co-generation power. Currently, YLQ Co-generation has four coal-fired co-generation units with a generation capacity of 300,000 KW each. These units commenced operation in December 1998, September 1999, December 2006 and May 2007, respectively.

Huaneng Group is the controlling shareholder of YLQ Co-generation, holding a 55% interest in the registered capital of YLQ Co-generation. The investment made by Huaneng Group in the YLQ Co-generation Interest amounted to RMB858.5 million. The other shareholder of YLQ Co-generation is Tianjin Municipal Jinneng Investment Corporation, holding 45% interest in the registered capital of YLQ Co-generation. Upon Closing, the Company will hold a 55% interest in the registered capital of YLQ Co-generation while the remaining 45% interest will still be held by Tianjin Municipal Jingneng Investment Corporation. Tianjin Municipal Jinneng Investment Corporation does not hold any shares in the Company and is also a third party independent of the Company and connected persons of the Company.

Upon Closing, YLQ Co-generation will become a subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

Huaneng Group has warranted that the YLQ Co-generation Interest is not subject to any mortgage, charge, lien or third party rights and such interest is not subject to any disputes, litigation, arbitration and other legal proceedings.

Operating Data of YLQ Co-generation

The following table sets out certain operating data of YLQ Co-generation for 2008:

Installed capacity (MW)	1,200

Power generation (billion kWh)	6.793

Utilization hours (hours)	5,660

House consumption rate (%)	7.10

Average on-grid power tariff (RMB/MWh, inclusive of tax)	389.03

Coal consumption rate for power sold (grams/kWh)	331.97

Unit fuel cost for power sold (RMB/ MWh)	203.74

Selected financial information of the YLQ Co-generation

The following is an extract of selected audited financial information of YLQ Co-generation as at 31 December 2007 and 31 December 2008 and for the years ended 31 December 2007 and 31 December 2008, prepared in accordance with the PRC Accounting Standards.

	As at 31 December 2007	As at 31 December 2008

	(RMB in thousands, except percentage)

Total asset	4,773,208	4,633,984

Total liabilities	3,205,590	3,048,528

Receivables	302,379	329,013

Net asset	1,567,619	1,585,455

Interest attributable to Huaneng Group	55%	55%

Net asset attributable to Huaneng Group according to the above ratio	862,190	872,000

	For the year ended 31 December 2007	For the year ended 31 December 2008

	(RMB in thousands, except percentage)

	2,061,190	2,179,850

Operating profit	311,563	6,325

Profit before tax	318,138	19,908

Effective tax rate	33%	16%

Net profit	214,249	16,627

The operating profit of YLQ Co-generation for the year ended 31 December 2008 decreased substantially by approximately RMB305.24 million, representing a decrease of approximately 97.97%, as compared with that for the year ended 31 December 2007. Such decrease is mainly due to (i) the increase in the cost of sales in 2008 of approximately RMB486.50 million as compared with that of 2007 arising from the increase in the unit fuel cost for power sold in 2008 which is higher than the increase in the unit selling price of power sold; and (ii) an impairment loss of assets of approximately RMB43,000 for the year ended 31 December 2008 as compared with a revaluation gain in assets of approximately RMB4.73 million for the year ended 31 December 2007.

(5)           Information on Beijing Co-generation

Background

As stated in the Letter from the Board, Beijing Co-generation is situated in Beijing. It was formerly Beijing Branch of HIPDC, which was incorporated on 21 January 1991. In November 2003, Beijing Branch of HIPDC was re-structured into a sino-foreign joint stock limited company as Beijing Co-generation, the principal businesses of which include construction and operation of power plants and the ancillary projects including fund raising both within and/or outside China; import of complete or ancillary sets of equipments, machinery tools; and provision of three materials (steel, cement and wood), fuel and other material for construction and operation of power plants.

Currently, Beijing Co-generation has five coal-fired co-generation units with an aggregate generation capacity of 845,000 KW. Of these, two generation units having the generation capacity of 165,000 KW commenced operation in January 1998, and two generation units having the generation capacity of 220,000 KW commenced operation in December 1998 and June 1999, respectively. The other generation unit having a generation capacity of 75,000 KW commenced operation in April 2004.

HIPDC is the major shareholder of Beijing Co-generation, holding a 41% interest in the registered capital of Beijing Co-generation. The investment made by HIPDC in the Beijing Co-generation Interest amounted to RMB656 million. Other shareholders of Beijing Co-generation are Beijing Jingneng International Energy Limited Company and China Hua Neng Group Hong Kong Limited, holding 34% and 25% interest in the registered capital of Beijing Co-generation, respectively.

Upon Closing, the Company will hold a 41% interest in the registered capital of Beijing Co-generation while each of Beijing Jingneng International Energy Limited Company and China Hua Neng Group Hong Kong Limited will continue to hold 34% and 25% interest in Beijing Co-generation, respectively. China Hua Neng Group Hong Kong Limited is wholly owned by Huaneng Group (i.e. controlling shareholder of HIPDC). Pursuant to the arrangement made between the Company and China Hua Neng Hong Kong Limited on 21 April 2009, China Hua Neng Group Hong Kong Limited agreed to entrust the Company to, free of payment, exercise the voting right of its 25% interest in Beijing Co-generation upon Closing for so long as the Company remains the largest shareholder of Beijing Co-generation. Therefore, upon Closing, Beijing Co-generation will be regarded as a subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

Beijing Jingneng International Energy Limited Company does not hold shares in the Company and is also a third party independent of the Company and connected persons of the Company.

HIPDC has warranted that the Beijing Co-generation Interest is not subject to any mortgage, charge, lien or third party rights and such interest is not subject to any disputes, litigation, arbitration and other legal proceedings.

Operating Data of Beijing Co-generation

The following table sets out certain operating data of Beijing Co-generation for 2008:

Installed capacity (MW)	845

Power generation (billion kWh)	4.998

Utilization hours (hours)	5,914

House consumption rate (%)	11.74

Average on-grid power tariff (RMB/MWh, inclusive of tax)	467.29

Coal consumption rate for power sold (grams/kWh)	298.05

Unit fuel cost for power sold (RMB/ MWh)	147.15

Selected financial information of the Beijing Co-generation

The following is an extract of selected audited financial information of Beijing Co-generation as at 31 December 2007 and 31 December 2008 and for the years ended 31 December 2007 and 31 December 2008, prepared in accordance with the PRC Accounting Standards.

	As at 31 December 2007	As at 31 December 2008

	(RMB in thousands, except percentage)

Total asset	4,147,878	3,853,949

Total liabilities	2,094,852	1,826,748

Receivables	330,192	393,541

Net asset	2,053,026	2,027,201

Interest attributable to HIPDC	41%	41%

Net asset attributable to HIPDC according to the above ratio	841,741	831,153

	For the year ended 31 D ecember 2007	For the year ended 31 December 2008

	(RMB in thousands, except percentage)

Operating revenue	2,116,612	2,193,032

Operating profit	459,595	331,818

Profit before tax	476,562	345,637

Effective tax rate	6%	9%

Net profit	449,856	315,032

The operating profit of Beijing Co-generation for the year ended 31 December 2008 decreased by approximately RMB127.78 million, representing a decrease of approximately 27.80%, as compared with that for the year ended 31 December 2007. Such decrease is mainly due to (i) the increase in the cost of sales in 2008 of approximately RMB209.65 million as compared with that of 2007 arising from the increase in the unit fuel cost for power sold in 2008 is higher than the increase in the unit selling price of power sold; and (ii) an impairment loss in assets of approximately RMB2.28 million in 2008 as compared to nil revaluation gain or impairment loss in assets in 2007. The operating profit of Beijing Co-generation decreases at a lesser extent than that of YLQ Co-generation because the increase in unit selling price as compared with the unit fuel cost of Beijing Co-generation is at a larger extent than that of YLQ Co-generation.

(6)           Electricity consumption in the PRC

Based on China Statistical Yearbook 2008, China Statistical Yearbook 2007, China Statistical Yearbook 2006, published by the National Bureau of Statistics of China, the electricity consumption in the PRC increased from approximately 1,903,160 million kilowatt hour (“kWh”) in 2003 to approximately 3,271,180 million kWh in 2007, representing a compound annual growth rate (“CAGR”) of approximately 14.50% per annum.

Set out below is the consumption of electricity in the PRC from 2003 to 2007:

Consumption of electricity in the PRC from 2003 to 2007

Source: China Statistical Yearbook 2008, China Statistical Yearbook 2007, China Statistical Yearbook 2006, published by the National Bureau of Statistics of China
According to an article namely “2009年電力需求呈前低後高態勢” (Demand for electricity will be lower in the first half of 2009 and higher in the second half of 2009) dated 5 January 2009 published on the website of People’s Daily Online (www.people.com.cn), increase rate in demand for electricity in the PRC for the year of 2009 is estimated to be between 4.2% and 5.4%. Increase rate in demand for electricity in the PRC for the first half of 2009 will be lower while that for the second half of 2009 will be higher. The increase rate in demand for electricity is correlated with the gross domestic product (“GDP”).

II.           MAJOR TERMS OF THE ACQUISITIONS

(1)           The YLQ Co-generation Interest Transfer Agreement

Set out below are the principal terms of the YLQ Co-generation Interest Transfer Agreement:

Date:	21 April 2009

Parties:	Seller: Huaneng Group

Purchaser: the Company

Interest to be acquired:	Equity interest representing 55% of the registered capital of YLQ Co-generation.

Consideration:
The consideration for the purchase of the YLQ Co-generation Interest is RMB1.076 billion, payable in cash on the Closing date and to be funded by the Company’s internal cash surplus. The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

Conditions precedent:	Closing is subject to the satisfaction or waiver of the following conditions:

(1)Conditions which need to be satisfied:

˙the Independent Board Committee agreed and supported the acquisition of YLQ Co-generation Interest;

˙the YLQ Co-generation Interest Transfer Agreement and the acquisition of YLQ Co-generation Interest have been approved and adopted by the Independent Shareholders;

˙the obtaining of all necessary approvals for the YLQ Co-generation Interest Transfer Agreement and the acquisition of YLQ Co-generation Interest; and

˙Tianjin Municipal Jinneng Investment Corporation has waived its pre-emptive rights in the transfer of YLQ Co-generation Interest.

(2)Conditions which the Company may waive:

˙representations and warranties of Huaneng Group in the YLQ Co-generation Interest Transfer Agreement are true and complete in all material respects; and

˙Huaneng Group has fulfilled in all material respects its obligations under the YLQ Co-generation Interest Transfer Agreement.

(3)Conditions which Huaneng Group may waive:

˙representations and warranties of the Company in the YLQ Co-generation Interest Transfer Agreement are true and complete in all material respects; and

˙the Company has fulfilled in all material respects its obligations under the YLQ Co-generation Interest Transfer Agreement.

Closing:	The Closing shall be on the 5th working day after the satisfaction or waiver of the aforesaid conditions, or on a day as agreed between the Company and Huaneng Group.

(2)           The Beijing Co-generation Interest Transfer Agreement

Set out below are the principal terms of the Beijing Co-generation Interest Transfer Agreement:

Date:	21 April 2009

Parties:	Seller: HIPDC

Purchaser: the Company

Interest to be acquired:	Equity interest representing 41% of the registered capital of Beijing Co-generation.

Consideration:
The consideration for the purchase of the Beijing Co-generation Interest is RMB1.272 billion, payable in cash on the Closing date and to be funded by the Company’s internal cash surplus. The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

Conditions precedent:	Closing is subject to the satisfaction or waiver of the following conditions:

(1)Conditions which need to be satisfied:

˙the Independent Board Committee agreed and supported the acquisition of Beijing Co-generation Interest;

˙the Beijing Co-generation Interest Transfer Agreement and the acquisition of Beijing Co-generation Interest have been approved and adopted by the Independent Shareholders;

˙the obtaining of all necessary approvals for the Beijing Co-generation Interest Transfer Agreement and the acquisition of Beijing Co-generation Interest; and

˙each of Beijing Jingneng International Energy Limited and China Hua Neng Group Hong Kong Limited has waived its pre-emptive right in the transfer of Beijing Co-generation Interest.

(2)Conditions which the Company may waive:

˙representations and warranties of HIPDC in the Beijing Co-generation Interest Transfer Agreement are true and complete in all material respects; and

˙HIPDC has fulfilled in all material respects its obligations under the Beijing Co-generation Interest Transfer Agreement.

(3)Conditions which HIPDC may waive:

˙representations and warranties of the Company in the Beijing Co-generation Interest Transfer Agreement are true and complete in all material respects; and

˙the Company has fulfilled in all material respects its obligations under the Beijing Co-generation Interest Transfer Agreement.

Closing:	The closing shall be on the 5th working day after the satisfaction or waiver of the aforesaid conditions, or on a day as agreed between the Company and HIPDC.

III.           THE ACQUISITION

(1)           Basis of the consideration

Acquisition of the YLQ Co-generation Interest

As stated in the Letter from the Board, the consideration for the purchase of the YLQ Co-generation Interest (the “YLQ Co-generation Interest Consideration”) is RMB1.076 billion. The consideration of the Acquisitions was arrived at after various negotiations among the parties, and has already taken into account the market environment, operating conditions, and profitability of YLQ Co-generation and Beijing Co-generation, particularly, the asset valuation report prepared by CCAFM.

As stated in the Letter from the Board, CCAFM, an independent asset appraisal institution which is qualified to participate in securities related matters, has conducted a valuation on YLQ Co-generation by using replacement cost method (the “YLQ Co-generation Valuation Report”). The appraisal date is fixed on 31 December 2008 and the results are set out below:

(RMB´000)

Book value of shareholders´ equity	1,585,455

Appraised value of shareholders´ equity	1,918,142

Increase (amount)	332,687

Increase (%)	21%

The appreciation in value for YLQ Co-generation was RMB332.69 million, representing an appreciation in the appraised value for the fixed assets and land use rights and an impairment in the assessment of its liabilities. Of which, the appraised value for land use rights as compared to its net book value appreciated by an amount of RMB241.77 million. The appreciation in the appraised value for land use rights was mainly due to the fact that YLQ Co-generation obtained the relevant lands relatively earlier in time, the area of the lands it occupied was relatively larger as well as the appreciation in value of the land use rights in recent years. The appraised value of the fixed assets was RMB82.17 million. The reasons attributable to the appreciation were due to the fact that the construction of Phase III of YLQ Co-generation was completed as early as in 1999 and have been in use for nearly 10 years as at the date of assessment. The key generating facilities, although their net book value is low as a result of depreciation, are still under normal operation. It thus causes an appreciation in valuation. The impairment in assessment of the non-current liabilities in an amount of RMB9.69 million was caused by the government subsidy obtained but not yet verified in the liabilities item of YLQ Co-generation.

According to the YLQ Co-generation Valuation Report, the value of the YLQ Co-generation Interest held by Huaneng Group amounted to RMB1,054.98 million. Thus, The YLQ Co-generation Interest Consideration represents a premium of approximately 2% over the appraised value of the YLQ Co-generation Interest.

In assessing the fairness and reasonableness of the valuation of YLQ Co-generation, we have discussed and reviewed the YLQ Co-generation Valuation Report prepared by CCAFM. As stated in the YLQ Co-generation Valuation Report, CCAFM has adopted the replacement cost method and the income method for the valuation of YLQ Co-generation. Under the replacement cost approach, the value of a business enterprise was determined by assuming the value of such business enterprise is equal to the current cost of reproduction or replacement of such business enterprise less deductions for physical deterioration and all relevant forms of obsolescence and optimization in valuation. Income approach determines the value of a business enterprise by discounting its future cash flow.

There are three internationally recognized valuation methodologies namely, (i) the market approach; (ii) the cost approach; and (iii) the income approach. As stated in the YLQ Co-generation Valuation Report, CCAFM has adopted the replacement cost approach for the valuation of YLQ Co-generation.

CCAFM is of the view that the market approach is not appropriate for the valuation of YLQ Co-generation since YLQ Co-generation and the comparable companies in the PRC are in different operating environment and geographical location. Moreover, the income approach is not appropriate because of the future uncertainties of coal price and electricity price. The replacement cost method was considered by CCAFM as the best method in the determination of the appraised value of YLQ Co-generation. Thus, the appraised net assets value of YLQ Co-generation of approximately RMB1,918.14 million as stated in the YLQ Co-generation Valuation Report is equal to the fair value of the assets and liabilities of YLQ Co-generation.

We concur with CCAFM that the replacement cost method is the most appropriate approach in evaluating the fair value of YLQ Co-generation as at the date of valuation of YLQ Co-generation.

As stated in the YLQ Co-generation Valuation Report, the valuation of YLQ Co-generation was conducted in accordance with the relevant rules and regulations regarding asset valuation in the PRC.

We have discussed with CCAFM on the methodology adopted and assumptions used in arriving at its valuation of YLQ Co-generation in the YLQ Co-generation Valuation Report. In the course of our discussions with CCAFM, no material issue has come to our attention that would lead us to believe that the valuation of YLQ Co-generation was not prepared on a reasonable basis nor reflect the methodology and assumptions which have been adopted and arrived at after due and careful consideration. We have no reason to doubt the fairness and appropriateness of the methodology adopted and assumptions used by CCAFM in arriving at the valuation of YLQ Co-generation.

Acquisition of the Beijing Co-generation Interest

As stated in the Letter from the Board, the consideration for the purchase of the Beijing Co-generation Interest (the “Beijing Co-generation Interest Consideration”) is RMB1.272 billion. The consideration of the Acquisitions was arrived at after various negotiations among the parties, and has already taken into account the market environment, operating conditions, and profitability of YLQ Co-generation and Beijing Co-generation, particularly, the asset valuation report prepared by CCAFM.

As stated in the Letter from the Board, CCAFM has conducted a valuation on Beijing Co-generation by using replacement cost method (the “Beijing Co-generation Valuation Report”). The appraisal date is fixed on 31 December 2008 and the results are set out below:

(RMB’000)

Book value of shareholders’ equity	2,027,201

Appraised value of shareholders’ equity	3,042,276

Increase (amount)	1,015,075

Increase (%)	50%

The appreciation in value for Beijing Co-generation was RMB1,015.08 million, representing an appreciation in the appraised value for the fixed assets and land use rights. Of which, the appreciation in the appraised value for land use rights amounted to RMB821.17 million. The appreciation in the appraised value for land use rights was mainly due to the fact that Beijing Co-generation obtained the relevant lands relatively earlier in time, the area of the lands it occupied was relatively larger as well as the appreciation in value of the land use rights in recent years. The appraised value of the fixed assets was RMB213.85 million. As Phase I of Beijing Co-generation commenced operation during the period from 1998 and 1999, its key generating facilities which are still under normal operation, are now only of low net value as a result of depreciation, thus, causing an appreciation in the appraised value.

According to the Beijing Co-generation Valuation Report, the value of the Beijing Co-generation Interest held by HIPDC amounted to RMB1,247.33 million. The Beijing Co-generation Interest Consideration represents a premium of approximately 2% over the appraised value of Beijing Co-generation Interest.

In assessing the fairness and reasonableness of the valuation of Beijing Co-generation, we have discussed and reviewed the Beijing Co-generation Valuation Report prepared by CCAFM. As stated in the Beijing Co-generation Valuation Report, CCAFM has adopted the replacement cost method and the income method for the valuation of Beijing Co-generation. Under the replacement cost approach, the value of a business enterprise was determined by assuming the value of such business enterprise is equal to the current cost of reproduction or replacement of such business enterprise less deductions for physical deterioration and all relevant forms of obsolescence and optimization in valuation. Income approach determines the value of a business enterprise by discounting its future cash flow.

There are three internationally recognized valuation methodologies namely, (i) the market approach; (ii) the cost approach; and (iii) the income approach. As stated in the Beijing Co-generation Valuation Report, CCAFM has adopted the replacement cost approach for the valuation of Beijing Co-generation.

CCAFM is of the view that the market approach is not appropriate for the valuation of Beijing Co-generation since Beijing Co-generation and the comparable companies in the PRC are in different operating environment and geographical location. Moreover, the income approach is not appropriate because of the future uncertainties of coal price and electricity price as well as the fixed cost to be incurred by Beijing Co-generation. The replacement cost method was considered by CCAFM the best method in the determination of the appraised value of Beijing Co-generation. Thus, the appraised net assets value of Beijing Co-generation of approximately RMB3,042 million as stated in the Beijing Co-generation Valuation Report is equal to the fair value of the assets and liabilities of Beijing Co-generation.

We concur with CCAFM that the replacement cost method is the most appropriate approach in evaluating the fair value of Beijing Co-generation as at the date of valuation of Beijing Co-generation.

As stated in the Beijing Co-generation Valuation Report, the valuation of Beijing Co-generation was conducted in accordance with the relevant rules and regulations regarding asset valuation in the PRC.

We have discussed with CCAFM on the methodology adopted and assumptions used in arriving at its valuation of Beijing Co-generation in the Beijing Co-generation Valuation Report. In the course of our discussions with CCAFM, no material issue has come to our attention that would lead us to believe that the valuation of Beijing Co-generation was not prepared on a reasonable basis nor reflect the methodology and assumptions which have been adopted and arrived at after due and careful consideration. We have no reason to doubt the fairness and appropriateness of the methodology adopted and assumptions used by CCAFM in arriving at the valuation of Beijing Co-generation.

We have reviewed the property valuation report issued by Vigers Appraisals and Consulting Limited (“Vigers”) which is included in the Circular as Appendix I and noted that the market value of the land and buildings of YLQ Co-generation and Beijing Co-generation as at 28 February 2009 appraised by Vigers were at a premium of approximately 1.23% as compared with the appraised values of the land and buildings of YLQ Co-generation and Beijing Co-generation as at 31 December 2008 as appraised by CCAFM. The premium is mainly due to the fact that Vigers and CCAFM have applied different deprecation rates in depreciating the buildings.

As advised by the management of the Group, pursuant to 企業國有產權轉讓管理暫行辦法 (the Provisional Measures on the Management of Acquisition of the State-owned Property Rights of Enterprises) effective from 1 February 2004, the consideration for the acquisition of State-owned assets shall be based on the value appraised by a qualified valuer endorsed by or filed with the relevant PRC government regulatory bodies. In view of the above and as confirmed by the management of the Group that CCAFM is a qualified valuer endorsed by or filed with the relevant PRC government regulatory bodies, we consider that the YLQ Co-generation Interest Consideration and the Beijing Co-generation Interest Consideration, which are based on the appraised value, are in line with our understanding of the above PRC regulation.

(2)           Comparable connected transactions

As mentioned above, the consideration of the Acquisitions was arrived at after various negotiations among the parties, and has already taken into account of the market environment, operating conditions, and profitability of YLQ Co-generation and Beijing Co-generation, particularly, the asset valuation report prepared by CCAFM. We have discussed and reviewed the YLQ Co-generation Valuation Report and the Beijing Co-generation Valuation Report with CCAFM and consider that the YLQ Co-generation Valuation Report and the Beijing Co-generation Valuation Report are fair and appropriate. Given that CCAFM has taken into account of the three internationally recognized valuation methodologies namely, (i) the market approach; (ii) the cost approach; and (iii) the income approach in arriving at the appraised values of YLQ Co-generation and Beijing Co-generation, we use the appraised values of YLQ Co-generation and Beijing Co-generation as a benchmark to assess the fairness and reasonableness of the consideration of the Acquisitions.

We have, to the best of our knowledge, information and belief, performed searches on the official website of the Stock Exchange and identified 14 connected transactions (the “Comparable Connected Transactions”) since 22 October 2008, being 6 months preceding the date of the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement, up to the date of the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement, involving all acquisitions of assets or businesses from connected parties by companies incorporated in the PRC and listed on the main board of the Stock Exchange and adopted the appraised values as the basis to determine the relevant considerations. We compared the premium / discount of the considerations over / to appraised values of the Comparable Connected Transactions. However, we have to point out that although the analysis of Comparable Connected Transactions can reflect transaction benchmark and provides a guideline for valuation, it does not include differences in industries, accounting policies and standards as well as differences in local regulations, operating environment, business model, taxation and other unique characteristics of different target companies. However, we believe the following Comparable Connected Transactions analysis still provides a meaningful benchmark to assess the consideration.

The following table sets out the approximate considerations, appraised values and the premium/discount of the considerations over/to appraised values of the Comparable Connected Transactions:

Stock Code	Listed companies	Date of agreement	Consideration	Appraised value of the target	(Discount)/ premium to/ over the appraised value

			(RMB million)	(RMB million)

1171	Yanzhou Coal Mining Company Limited	2008.10.24	593.24	599.13	(0.98%)

350	Jingwei Textile Machinery Company Limited	2008.10.24	26.00	26.00	0.00%

553	Nanjing Panda Electronics Company Limited	2008.11.05	121.00	121.99	(0.81%)

390	China Railway Group Limited	2008.11.16	468.99	468.99	0.00%

1893	China National Materials Company Limited	2008.12.2	141.50	141.50	0.00%

2866	China Shipping Container Lines Company Limited	2008.12.9	11.11	11.11	0.00%

3983	中海石油化學股份有限公司 （China BlueChemical Ltd.）	2008.12.12	1,262.85	1,262.85	0.00%

3399	廣東南粵物流股份有限公司（Guangdong Nan Yue Logistics Company Limited）	2008.12.18	92.96	103.26	(9.97%)

2777	廣州富力地產股份有限公司（Guangzhou R&F Properties Co., Ltd.）	2008.12.22	101.50	100.00	1.50%

347	鞍鋼股份有限公司（Angang Steel Company Limited）	2009.01.05	85.42	85.42	0.00%

1893	China National Materials Company Limited	2009.01.29	151.56	151.56	0.00%

386	China Petroleum & Chemical Corporation	2009.03.27	1,839.38	1,839.38	0.00%

902	Huaneng Power International, Inc.	2009.03.31	103.00	102.92	(0.08%)

3833	新疆新鑫礦業股份有限公司（Xinjiang Xinxin Mining Industry Co., Ltd.）	2009.04.8	55.10	55.87	(1.38%)

	Maximum:				1.50%

	Minimum:				(9.97%)

	YLQ Co-generation Interest Transfer Agreement				2.00%

	Beijing Co-generation Interest Transfer Agreement				2.00%

Source: Announcements published on the Stock Exchange’s website

Note: The premium/discount of the considerations over/to the appraised values are calculated by dividing the considerations by the PRC appraised values of the Comparable Connected Transactions.

As shown above, the premiums of the considerations to the appraised values of each of the YLQ Co-generation Interest Consideration and the Beijing Co-generation Interest Consideration of approximately 2% is slightly greater than the maximum premium of the considerations to the appraised values of the Comparable Connected Transactions. After considering (i) the historical performance of YLQ Co-generation and the Beijing Co-generation as mentioned in the paragraphs headed “Information on YLQ Co-generation” and “Information on Beijing Co-generation” above; (ii) the positive outlook of the electricity industry in the PRC as mentioned in the paragraph headed “Electricity consumption in the PRC” above; (iii) the increase in domestic consumption in the PRC as mentioned in the paragraph headed “Reasons for and benefits of the Acquisitions” below; and (iv) the appraised value of Beijing Co-generation and YLQ Co-generation prepared by CCAFM, we consider that the YLQ Co-generation Interest Consideration and the Beijing Co-generation Interest Consideration are fair and reasonable and on normal commercial terms.

IV.           REASONS FOR AND BENEFITS OF THE ACQUISITIONS

We consider that the Acquisitions would bring the following benefits to the Group after Closing:

Benefits from rising electricity industry and increasing domestic consumption

As stated in the paragraph headed “Electricity consumption in the PRC” above, the electricity consumption in the PRC achieved a CAGR of approximately 14.50% per annum for the period from 2003 to 2007.

As stated in the paragraph headed “Electricity consumption in the PRC” above, according to an article namely “2009

年電力需求呈前低後高態勢” (Demand for electricity will be lower in the first half of 2009 and higher in the second half of 2009) dated 5 January 2009 published on the website of People’s Daily Online (www.people.com.cn), increase rate in demand for electricity in the PRC for the year of 2009 is estimated to be between 4.2% and 5.4%. Increase rate in demand for electricity in the PRC for the first half of 2009 will be lower while that for the second half of 2009 will be higher. The increase rate in demand for electricity is correlated with GDP.

Based on China Statistical Yearbook 2007, GDP of PRC has recorded a CAGR of approximately 16.7% per annum from 2005 to 2007. According to an article dated 5 March 2009 namely “09年GDP保八有可能實現 CPI控制在4%” (Achieving 8% GDP growth target and controlling CPI within 4% range in year 2009) from the website of Hexun (http://news.hexun.com), the PRC government targets the GDP in PRC will increase 8% for 2009 and the government is very confident of achieving such target. On the National People’s Congress, it is mentioned that the PRC government will allocate RMB908 billion in public spending in 2009, mostly for investment in infrastructure, education, health care and etc. The PRC government emphasized to continue reforming the economy and stressed the need to increase domestic consumption. The premier also emphasized strongly that the PRC will maintain steady and rapid economic development.

The Directors believe that after the Acquisitions, the Group will further benefit from the positive outlook of the electricity industry and the increase in domestic consumption in the PRC.

In line with the Company’s long-term development strategy

The Acquisitions reflect the Company´s continued implementation of its development strategy which focuses on both greenfield development and acquisition. Upon Closing, the Acquisitions will enlarge the Company’s operating scale and geographical scope, thus enhancing the profitability of the Company as well as consolidating the Company’s position as one of the largest independent power companies. In order to cope with the challenges of global financial crisis currently encountered nationwide by maintaining steady and relatively rapid economic growth, increasing market share by way of acquisition of power assets will be instrumental in enhancing the Company´s competitive strengths and increasing shareholders´ value. The Acquisitions will lead the Company to enter into the power markets of Beijing and Tianjin and help to strengthen the Company´s leading position in the economic region around Baohai, an area with rapid economic growth and strong power demand. Beijing Co-generation is located in Beijing and has an aggregate generation capacity of 845 MW. As it has the most advanced and equipped environmental protection system, it then has stronger competitive strength and better social image. YLQ Co-generation is located in Tianjin and has an aggregate generation capacity of 1,200 MW. It has geographical competitive strength and is providing thermal power to a large area in Tianjin.

Increase of the Company’s total generation capacity

Upon Closing, the Company´s total generation capacity on an equity basis will increase by 1,000.45 MW, from 39,203 MW as at 31 March 2009 to 40,209.45 MW. For 2008, the profit after tax of YLQ Co-generation amounted to RMB16.6268 million, of which the YLQ Co-generation Interest attributable to Huaneng Group accounted for RMB9.1448 million. For 2008, the profit after tax of Beijing Co-generation amounted to RMB315.032 million, of which the Beijing Co-generation Interest attributable to HIPDC accounted for RMB129.1631 million.

Taken into account of the above, we are of the view that the entering into the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement are in the ordinary and usual course of business of the Group, and is in the interests of the Group and the Shareholders as a whole.

V.           FINANCIAL EFFECTS OF THE ACQUISITIONS

As advised by the management of the Group, the Acquisitions would bring the following financial effects on the Group:

(1)           Earnings

As stated in the Letter from the Board, for 2008, the net profit of YLQ Co-generation amounted to RMB16.627 million, of which the YLQ Co-generation Interest attributable to Huaneng Group accounted for approximately RMB9.145 million. For 2008, the profit after tax of Beijing Co-generation amounted to RMB315.032 million, of which the Beijing Co-generation Interest attributable to HIPDC accounted for approximately RMB129.163 million. With the positive outlook of the electricity market in the PRC and the historical performance of YLQ Co-generation and Beijing Co-generation, the Directors expect that the Acquisitions will have a positive impact to the profitability of the Group upon Closing.

(2)           Net asset value

As the YLQ Co-generation Interest Consideration and the Beijing Co-generation Consideration will be satisfied by the internal resources of the Group, we concur with the Directors’ view that the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement will have no material effect on the consolidated net asset value of the Group upon Closing.

(3)           Gearing

As mentioned in the above paragraph, since the payment for the YLQ Co-generation Interest Consideration and the Beijing Co-generation Consideration will be satisfied by internal resources of the Group, there will be no material effect on the gearing ratio (calculated as total liabilities divided by total assets) of the Group as a result of the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement.

RECOMMENDATION AND CONCLUSION

Having considered the above principal factors and reasons, we are of the opinion that the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole. We would therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement at the AGM. We also recommend the Independent Shareholders to vote in favour of the YLQ Co-generation Interest Transfer Agreement and the Beijing Co-generation Interest Transfer Agreement at the AGM.

Yours faithfully, For and on behalf of China Merchants Securities (HK) Co., Limited Tony Wu Managing Director and Head of Investment Banking Department

APPENDIX I        PROPERTY VALUATION REPORT

The following is the texts of letter, summary of valuation and valuation certificates, prepared for the purpose of incorporation in this circular, received from Vigers Appraisal & Consulting Limited, an independent property valuer, in connection with their valuation as at 28th February 2009 for the property interests to be acquired by the Group in the People’s Republic of China.

4th May 2009

The Directors
Huaneng Power International Incorporation
West Area, Zone C, Tianyin Building,
No. Bing 2 Fuxingmen Boulevard
Xicheng District,
Beijing
the PRC

Dear Sirs,

In accordance with your instructions for us to value the property interests to be acquired by Huaneng Power International Incorporation (the “Company”) and its subsidiaries (the “Group”) in the People’s Republic of China (“the PRC”), we confirm that we have carried out an inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of such property interests as at the 28th February, 2009 (“date of valuation”) for the purpose of incorporation into this circular.

Our valuation is our opinion of the market value of the property interest which we would define market value as intended to mean “the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion”.

In valuing the property interests Nos. 1 and 4, which are to be acquired by the Group in the PRC, we have adopted a combination of the market and depreciated replacement cost approach in assessing the land portion of the properties and the buildings and structures standing on the land respectively. Hence, the sum of the two results represents the market value of the properties as a whole. In the valuation of the land portion, reference has been made to the standard land prices in Tianjin and Beijing and the sales evidence as available to us in the localities. As the nature of the buildings and structures cannot be valued on the basis of market value, they have therefore been valued on the basis of their depreciated replacement costs. The depreciated replacement cost approach considers the current cost of replacement (reproduction) of the buildings and improvements less deductions for physical deterioration and all relevant forms of obsolescence and optimisation. The depreciated replacement cost approach generally furnishes the most reliable indication of value for property in the absence of a known market based on comparables sales. The approach is subject to adequate potential profitability of the business.

In valuing the property interests Nos. 2, 3 and 5, direct comparison approach is adopted with reference to comparable transactions in the open market and on the basis of vacant possession.

Our valuation has been made on the assumption that the owner sells the property interests on the open market in its existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests. In addition, no forced sale situation in any manner is assumed in our valuation.

We have not caused title searches to be made for the property interests at the relevant government bureaus in the PRC.

We have been provided with certain extracts of title documents relating to the property interests in the PRC. However, we have not inspected the original documents to verify the ownership, encumbrances or the existence of any subsequent amendments which may not appear on the copies handed to us. In undertaking our valuation for the property interests, we have relied on the legal opinion (“the PRC legal opinion”) provided by the Company’s PRC legal adviser, Haiwen & Partners.

We have relied to a considerable extent on information provided by the Group and have accepted advice given to us by the Group on such matters as planning approvals or statutory notices, easements, tenure, occupancy, lettings, site and floor areas and in the identification of the properties and other relevant matter. We have also been advised by the Group that no material facts had been concealed or omitted in the information provided to us. All documents have been used for reference only.

All dimensions, measurements and areas included in the valuation certificates are based on information contained in the documents provided to us by the Group and are approximations only. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the properties. However, we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures which are covered, unexposed or inaccessible and we are therefore unable to report that any such parts of the properties are free from defect. No tests were carried out on any of the services.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

Our valuation is prepared in accordance with the HKIS Valuation Standards on Properties (First Edition 2005) published by The Hong Kong Institute of Surveyors (HKIS) and the requirements set out in Chapter 5 and Practice Note 12 to the Rule Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited.

Unless otherwise stated, all money amounts stated are in Hong Kong Dollars (HK$). The exchange rates adopted in valuing the property interests in the PRC is HK$ 1 : RMB 0.88. There has been no significant fluctuation in the exchange rates for the currency against Hong Kong Dollars between that date and the date of this letter.

We enclose herewith the summary of valuation together with the valuation certificates.

Yours faithfully, For and on behalf of Vigers Appraisal & Consulting Limited Raymond Ho Kai Kwong Registered Professional Surveyor (GP) MRICS MHKIS MSc(e-com) Managing Director

Note: Mr. Raymond Ho Kai Kwong, Chartered Surveyor, MRICS MHKIS MSc(e-com), has over twenty three years’ experiences in undertaking valuations of properties in Hong Kong and has over sixteen years’ experiences in valuations of properties in the PRC. Raymond has joined Vigers since 1989.

SUMMARY OF VALUATION

	Property	Market Value in existing state as at 28th February 2009	Interest attributable to the Group after Closing	Market Value in existing state attributable to the Group after Closing

1.	A power plant located at No. 900 Guanyintang Village, Wangsiying Village, Chaoyang District, Beijing, the PRC	RMB 1,618,800,000 (equivalent to approximately HK$ 1,839,500,000)	41%	RMB 663,708,000 (equivalent to approximately HK$ 754,200,000)

2.	Unit 5, Phase 4, Block 7, Central Zone, North Lane, Donghuashi, Chongwen District, Beijing, the PRC	No commercial value	41%	Nil

3.	Unit 602, Phase 8, Block 10, Nanxinyuan, Huaweiqiao East, Chaoyang District, Beijing, the PRC	No commercial value	41%	Nil

4.	A power plant located at Yangliuqing Town, Xiqing District, Tianjin, the PRC	No commercial value	55%	Nil

5.	Units 3-402, 501 and 502, Luolanxinyuan, Phase II, Luoma Garden, on the junction between Youyi Road North and Yongan Road, Hesi District, Tianjin, the PRC	No commercial value	55%	Nil

	Total	RMB 1,618,800,000 (equivalent to approximately HK$ 1,839,500,000)		RMB 663,708,000 (equivalent to approximately HK$ 754,200,000)

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 28th February 2009

1.	A power plant located at No. 900 Guanyintang Village, Wangsiying Village, Chaoyang District, Beijing, the PRC
The property comprises a parcel of land together with various one to six storey buildings and structures completed in between 1995 and 2000 erected thereon.
The property has a site area and total gross floor area of approximately 992,277.15 sq.m. and 206,875.62 sq.m. respectively.
The land use rights of the property were granted for a term of 50 years expiring on 19th December 2054 for industrial use.
The property at present is occupied by Beijing Co-generation for power plant and ancilliary uses.
RMB 1,618,800,000  (equivalent to approximately  HK$ 1,839,500,000)
Interest attributable to the Group after Closing
41%
Market Value in existing state attributable to the Group after Closing
RMB 663,708,000  (equivalent to approximately  HK$754,200,000)

Notes:

1.           Pursuant to a State-owned Land Use Rights Grant Contract entered into between Beijing Municipal Bureau of Land and Resources (“Party A”) and Beijing Co-generation Limited Liability Company (hereinafter referred to as “Beijing Co-generation”) (“Party B”) dated 20th December 2004 (Document No.: Jing Di Chu (He) Zi (2004) No. 1481), the land use rights of the property with a site area of approximately 992,277.15 sq.m. were granted from Party A to Party B for a term of 50 years commencing from 20th December 2004 for industrial use at a consideration of RMB 109,150,487.

             According to its Supplementary Agreement, the consideration was reduced to RMB 43,660,195.

2.           Pursuant to a State-owned Land Use Rights Certificate (Document No.: Jing Chao Guo Yong (2005 Chu) No. 0094), the land use rights of the property with a site area of approximately 992,277.15 sq.m. has been granted to Beijing Co-generation for a term expiring on 19th December 2054 for industrial use.

3.           According to a Building Ownership Certificate (Document No.: Jing Fang Quan Zheng Chao She Wai 03 Zi No. 00065), the ownership of various buildings of the property with a total gross floor area of approximately 200,205.9 sq.m. are vested in Huaneng International Power Development Corporation (Beijing Branch).

4.           According to the information provided by the Group, various buildings with a total gross floor area of approximately 6,669.72 sq.m. without Building Ownership Certificates erected thereon.

           In arriving of our valuation, we have ascribed no commercial value to the building portion of the property due to the absence of the relevant Building Ownership Certificates under Beijing Co-generation, hence it is not freely transferable in the market. However, for indicative purpose, the depreciated replacement cost of the building portion of the property as at the date of valuation is RMB 496,400,000 (equivalent to approximately HK$ 564,100,000) assuming this portion of the property has obtained the relevant title documents and are entitled to transfer, lease and mortgage in the market. The market value in existing state attributable to the Group after Closing is RMB203,524,000 (equivalent to approximately HK$231,300,000).

5.           We have been provided with a legal opinion on the property prepared by the Group’s PRC legal adviser, Haiwen & Partners, which contains, inter alia, the following information:

(a)           According to the State-owned Land Use Rights Certificate (Document No.: Jing Chao Guo Yong (2005 Chu) No. 0094), the land use rights of the property has been granted to Beijing Co-generation, Beijing Co-generation is entitled to transfer, lease and mortgage the land use rights of the property;

(b)           According to the Building Ownership Certificate (Document No.: Jing Fang Quan Zheng Chao She Wai 03 Zi No. 00065), the ownership of the building portion of the property is vested in Huaneng International Power Development Corporation (Beijing Branch). Thus, Beijing Co-generation is not entitled to transfer, lease and mortgage the building portion of the property. However, there is no foreseeable legal impediments for Beijing Co-generation to obtain the Building Ownership Certificate. Beijing Co-generation is entitled to transfer, lease and mortgage the building portion of the property once the aforesaid Building Ownership Certificate is duly obtained;

(c)           Another building portion with a total gross floor area of approximately 6,669.72 sq.m. has not obtained the Building Ownership Certificate, thus, Beijing Co-generation is not entitled to transfer, lease and mortgage the building portion of the property. However, there is no foreseeable legal impediments for Beijing Co-generation to obtain the Building Ownership Certificate. Beijing Co-generation is entitled to transfer, lease and mortgage the building portion of the property once the aforesaid Building Ownership Certificate is duly obtained; and

(d)           The property is free from any mortgages, charges and other legal encumbrances which may cause adverse effects on the ownership of the property.

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 28th February 2009

2.	Unit 5, Phase 4, Block 7, Central Zone, North Lane, Donghuashi, Chongwen District, Beijing, the PRC	The property comprises a unit of a 7-storey (exclusive of a single-storey basement) residential building completed in about 1997. The property has a gross floor area of approximately 89 sq.m.	The property at present is occupied by Beijing Co-generation as dormitory.	No commercial value Interest attributable to the Group after Closing 41% Market Value in existing state attributable to the Group after Closing Nil
Notes:

1.           According to a Building Ownership Certificate (Document No.: Chong Qi Zi No. 12263), the ownership of the residential development where the property located with a total gross floor area of approximately 7,270.7 sq.m. is vested in Huaneng International Power Development Corporation (Beijing Branch).

           According to the information provided by the Group, only the ownership of the property with a gross floor area of approximately 89 sq.m. is held under Huaneng International Power Development Corporation (Beijing Branch) as at the date of valuation.

2.           We have ascribed no commercial value to the property due to the absence of the relevant Building Ownership Certificate vested in Beijing Co-generation, hence it is not freely transferable in the market. However, for indicative purpose, the market value of the property is RMB 1,200,000 (equivalent to approximately HK$1,360,000) assuming the property is entitled to transfer, lease and mortgage in the market. The market value in existing state attributable to the Group after Closing is RMB492,000 (equivalent to approximately HK$560,000).

3.           We have been provided with a legal opinion on the property prepared by the Group’s PRC legal adviser, Haiwen & Partners, which contains, inter alia, the following information:

(a)          Beijing Co-generation is not entitled to transfer, lease and mortgage the property. However, there is no foreseeable legal impediments for Beijing Co-generation to obtain the Building Ownership Certificate. Beijing Co-generation is entitled to transfer, lease and mortgage the property once the aforesaid Building Ownership Certificate is duly obtained; and

(b)          The property is free from any mortgages, charges and other legal encumbrances which may cause adverse effects on the ownership of the property.

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 28th February 2009

3.	Unit 602, Phase 8, Block 10, Nanxinyuan, Huaweiqiao East, Chaoyang District, Beijing, the PRC	The property comprises a unit of a 6-storey residential building completed in about 1998. The property has a total gross floor area of approximately 112 sq.m.	The property at present is occupied by Beijing Co-generation as dormitory.	No commercial value Interest attributable to the Group after Closing 41% Market Value in existing state attributable to the Group after Closing Nil
Notes:

1.           Pursuant to a Commodity House Sale and Purchase Agreement entered into between Beijing Xinxing Real Estate Development Company (Party A) and Huaneng International Power Development Corporation (Beijing Branch) (Party B) dated 5th June 1995, the ownership of the residential development where the property located with a total gross floor area of approximately 5,046.94 sq.m. has been transferred from Party A to Party B at a consideration of RMB 30,219,905.

           According to the information provided by the Group, only the ownership of the property with a gross floor area of approximately 112 sq.m. is held under Huaneng International Power Development Corporation (Beijing Branch) as at the date of valuation.

2.           In arriving of our valuation, we have ascribed no commercial value to the property due to the absence of the Building Ownership Certificates, hence it is not freely transferable in the market. However, for indicative purpose, the market value of the property as at the date of valuation is RMB 1,200,000 (equivalent to approximately HK$ 1,360,000) assuming the property has obtained the relevant title document and is entitled to transfer, lease and mortgage in the market. The market value in existing state attributable to the Group after Closing is RMB492,000 (equivalent to approximately HK$560,000).

3.           We have been provided with a legal opinion on the property prepared by the Group’s PRC legal adviser, Haiwen & Partners, which contains, inter alia, the following information:

(a)          Beijing Co-generation is not entitled to transfer, lease and mortgage the property. However, there is no foreseeable legal impediments for Beijing Co-generation to obtain the Building Ownership Certificate. Beijing Co-generation is entitled to transfer, lease and mortgage the property once the aforesaid Building Ownership Certificate is duly obtained; and

(b)          The property is free from any mortgages, charges and other legal encumbrances which may cause adverse effects on the ownership of the property.

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 28th February 2009

4.	A power plant located at Yangliuqing Town, Xiqing District, Tianjin, the PRC
The property comprises 7 parcels of lands together with various buildings and structures completed in between 1975 and 2008 erected thereon.
The property has a total site area and total gross floor area of approximately 1,039,190.35 sq.m. and 215,915.674 sq.m. respectively.
The land use rights of the property were allocated in nature.
			The property at present is occupied by YLQ Co-generation as power plant and ancilliary uses.	No commercial value Interest attributable to the Group after Closing 55% Market Value in existing state attributable to the Group after Closing Nil
Notes:

1.           According to a State-owned Land Use Rights Certificate (Document No.: Chen Dan Guo Yong (2008) No. 067), portion of the land use rights of the property with a site area of approximately 48,655.3 sq.m. were allocated to YLQ Co-generation Limited Liability Company (hereinafter referred to as “YLQ Co-generation”) for public facilities use.

2.           Pursuant to a State-owned Land Use Rights Certificate (Document No.: Xi Qing Dan Guo Yong (2006) No. 093), portion of the land use rights of the property with a site area of approximately 22,335.55 sq.m. were allocated to YLQ Co-generation for the construction of pressurizer use.

3.           According to a State-owned Land Use Rights Certificate (Document No.: Xi Qing Dan Guo Yong (2006) No. 094), portion of the land use rights of the property with a site area of approximately 792,452.37 sq.m. were allocated to YLQ Co-generation for power plant use.

4.           According to a State-owned Land Use Rights Certificate (Document No.: Xi Qing Dan Guo Yong (2006) No. 100), portion of the land use rights of the property with a site area of approximately 8,193.43 sq.m. were allocated to YLQ Co-generation for power plant use.

5.           According to a State-owned Land Use Rights Certificate (Document No.: Xi Qing Dan Guo Yong (2006) No. 103), portion of the land use rights of the property with a site area of approximately 4,914.4 sq.m. were allocated to YLQ Co-generation for culvert construction use.

6.           According to a State-owned Land Use Rights Certificate (Document No.: Xi Qing Dan Guo Yong (2006) No. 127), portion of the land use rights of the property with a site area of approximately 74,163.72 sq.m. were allocated to YLQ Co-generation for ash ground use.

7.           According to a State-owned Land Use Rights Certificate (Document No.: Bei Chen Dan Guo Yong (2006) No. 115), portion of the land use rights of the property with a site area of approximately 88,475.58 sq.m. were allocated to YLQ Co-generation for industrial use. However, the practical use permitted is Ash Field.

8.           Pursuant to a Construction Work Planning Permit (Document No.: Jian Zheng 2006-02#), the development of the property with a total gross floor area of approximately 38,366.4 sq.m. is permitted to construct.

9.           According to 7 Building Ownership Certificates (Document Nos.: Fang Quan Zheng Xi Qing Zi No. 110037282 and 110000894, Fang Quan Zheng Nan Kai Zi No. 0408250 to 0408254), the ownership of various buildings of the property with a total gross floor area of approximately 109,905.21 sq.m. is vested in YLQ Co-generation.

10.           According to 5 Building Ownership Certificates (Document Nos.: Xi Jiao Fang Zi No. 04725, Xi Fang Qi Zi No. 247, Jin Nan Zi No. 008893, 008910 and 008911), the ownership of various buildings of the property with a total gross floor area of approximately 67,619.814 sq.m. is vested in YLQ Power Plant of Tianjin.

11.           According to the information provided by the Group, various buildings with a total gross floor area of approximately 38,390.65 sq.m. erected thereon without Building Ownership Certificates.

12.           In arriving of our valuation, we have ascribed no commercial value to the property due to the land portion of the property is allocated in nature, hence it is not freely transferable in the market. However, for indicative purpose, the market value of the property as at the date of valuation is RMB 1,104,700,000 (equivalent to approximately HK$ 1,255,340,000) assuming the property is entitled to transfer, lease and mortgage in the market. The market value in existing state attributable to the Group after Closing is RMB607,585,000 (equivalent to approximately HK$690,440,000).

13.           We have been provided with a legal opinion on the property prepared by the Group’s PRC legal adviser, Haiwen & Partners, which contains, inter alia, the following information:

(a)           The land use rights of the property were allocated in nature. YLQ Co-generation is not entitled to transfer, lease and mortgage the land use rights of the property unless the relevant land premium has been duly settled and the approval from the relevant government organizations were obtained, and hence the State-owned Land Use Rights Certificate is issued by the relevant government organizations; and

(b)           YLQ Co-generation is entitled to transfer, lease and mortgage the building portion of the property once the State-owned Land Use Rights Certificate is obtained and the building portion of the property has obtained the relevant Building Ownership Certificates vested in YLQ Co-generation.

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 28th February 2009

5.	Units 3-402, 501 and 502, Luolanxinyuan, Phase II, Luoma Garden, on the junction between Youyi Road North and Yongan Road, Hesi District, Tianjin, the PRC
The property comprises three residential units on Levels 4 and 5 of a 6-storey residential building completed in about 1999.
The property has a total gross floor area of approximately 488.48 sq.m.
The land use rights of the property were allocated for a term of 100 years commencing from 22nd February 2002 and expiring on 22nd February 2102 for residential use.
			The property at present is occupied by YLQ Co-generation as dormitory use.	No commercial value Interest attributable to the Group after Closing 55% Market Value in existing state attributable to the Group after Closing Nil

Notes:

1.           According to three Tianjin Commodity House Sale and Purchase Agreements (Document Nos.: 2003-01080, 2003-01081 and 2003-01082) all entered into between Tianjin Development Zone Xiangda Real Estate Development Company Limited (“Vendor”) and YLQ Co-generation Limited Liability Company (hereinafter referred to as “YLQ Co-generation”) (“Purchaser”), the property with a total gross floor area of approximately 489.42 sq.m. has been transferred from Vendor to Purchaser at a total consideration of RMB 2,646,946.

2.           Pursuant to three Real Estate Ownership Certificates (Document Nos.: Fang Di Zheng He Si Zi No. Jin 0217279, 0217280 and 0217267), the ownership of the property with a total gross floor area of approximately 488.48 sq.m. is vested in YLQ Co-generation.

         Furthermore, as stipulated in the aforesaid Real Estate Ownership Certificates, the land use rights of the property were allocated to YLQ Co-generation for residential use.

3.           We have ascribed no commercial value to the property due to the land use rights of the property is allocated in nature, hence it is not freely transferable in the market. However, for indicative purpose, the market value of the property is RMB 4,600,000 (equivalent to approximately HK$5,230,000) assuming the property is entitled to transfer, lease and mortgage in the market. The market value in existing state attributable to the Group after Closing is RMB2,530,000 (equivalent to approximately HK$2,875,000).

5.           We have been provided with a legal opinion on the property prepared by the Group’s PRC legal adviser, Haiwen & Partners, which contains, inter alia, the following information:

           The land use rights of the property is allocated in nature, YLQ Co-generation is not entitled to transfer, lease and mortgage the property unless the relevant land premium has been duly settled and the approval from the relevant government organizations were obtained.

APPENDIX II         GENERAL INFORMATION

1.           RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.           DISCLOSURE OF INTEREST

(a)          Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(b)         Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares

Huaneng International Power Development Corporation#	Domestic shares	5,066,662,118(L)	Beneficial owner	42.03%(L)	56.30%(L)	—

China Huaneng Group#	Domestic shares	1,055,124,549(L)	Beneficial owner	8.75%(L)	11.72%(L)	—

China Huaneng Group #	H shares	20,000,000(L)	Beneficial owner	0.17%(L)	—	0.65%(L)

Hebei Provincial Construction Investment Company	Domestic shares	603,000,000(L)	Beneficial owner	5.00%(L)	6.7%(L)	—

Barclays Global Investors UK Holdings Limited	H Shares	258,588,568(L)	Interest of controlled corporations	2.14%(L)	—	8.46%(L)
	1,820,000(S)	Interest of controlled corporations	0.01%(S)	—	0.05%(S)

Barclays PLC	H Shares	258,588,568(L)	Interest of controlled corporations	2.14%(L)	—	8.46%(L)
	1,820,000(S)	Interest of controlled corporations	0.01%(S)	—	0.05%(S)

Notes:

(1)           The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

# As of date of this circular, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

# China Huaneng Group held 20,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

(i)           Mr. Cao Peixi is the chairman and president of China Huaneng Group;

(ii)           Mr. Huang Long is the vice president of China Huaneng Group and a director of Huaneng International Power Development Corporation;

(iii)           Mr. Wu Dawei is the president of China Huaneng Group; and

(iv)           Mr. Huang Jin is the deputy chief economist and chief of Financial Planning of China Huaneng Group

3.           MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company and its subsidiaries since 31 December 2008, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.           LITIGATION

None of the Company and its subsidiaries was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries as at the Latest Practicable Date.

5.           CONSENT OF EXPERTs

Each of the following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which they appear:

Name	Qualification

China Merchants	A corporation licensed to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities as defined under the SFO

Vigers Appraisal & Consulting Limited (“Vigers”)	Chartered surveyor

As at the Latest Practicable Date, none of the above experts was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, none of the above experts has any direct or indirect interest in any assets which had been since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.           SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.           DIRECTORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.           DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.           MATERIAL CONTRACTS

The following contracts (including contracts not entered into in the ordinary course of business) have been entered into by the Company and its subsidiaries within the two years immediately preceding the date of this circular, and are or may be material:

(a)           YLQ Co-generation Transfer Agreement;

(b)           Beijing Co-generation Transfer Agreement;

(c)           Huaneng Group Framework Agreement as defined in the circular dated 7 November 2008;

(d)           Huaneng Finance Framework Agreement as defined in the circular dated 7 November 2008;

(e)           Transfer Agreement as defined in the circular dated 10 May 2008 of the Company;

(f)           An agreement regarding the acquisition of interests in Huaneng Nanjing Jinling Power Limited Company entered into between the Company and HIPDC on 3 December 2007, details of which were set out in the Company’s announcement dated 3 December 2007; and

(g)           An agreement regarding the subscription of new equity interests in China Huaneng Finance Corporation entered into between the Company and China Huaneng Finance Corporation on 23 October 2007, details of which were set out in the Company’s announcement dated 23 October 2007.

10.           MISCELLANEOUS

(a)           Mr. Gu Biquan is the Company Secretary and Board Secretary of the Company. Pursuant to a waiver granted by the Stock Exchange to the Company from strict compliance with Rules 8.17 and 19A.16 of the Listing Rules in relation to the appointment of Mr. Gu Biquan as the Company secretary of the Company dated 20 December 2007, the Company has arranged Mr. Zhang Xinmin, a fellow member of the Association of Chartered Certified Accountants, to provide assistance to Mr. Gu Biquan in the discharge of his duties as the Company Secretary under the Listing Rules.

(b)           Ms. Zhou Hui is the Qualified Accountant of the Company. Ms. Zhou Hui is a PRC qualified accountant. Pursuant to a waiver granted by the Stock Exchange to the Company from strict compliance with Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant to of the Company dated 17 July 2006, the Company has arranged Mr. Zhang Xinmin, a fellow member of the Association of Chartered Certified Accountants, to provide assistance to Ms. Zhou Hui in the discharge of her duties as a qualified accountant under the Listing Rules.

(c)           The head office and legal address of the Company is West Wing, Building C, Tianyin Mansion, No. 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at 46/F Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(d)           In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11.           DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Herbert Smith at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 18 June 2009:

(a)           the Articles of Association of the Company;

(b)           the letter from the Independent Directors Committee, as set out in this circular;

(c)           the letter from China Merchants, the independent financial adviser, as set out in this circular;

(d)           the written consent of China Merchants referred to in this appendix;

(e)           the material contracts referred to in paragraph 9 of this appendix;

(f)           the annual report of the Company for the year ended 31 December 2008;

(g)           the YLQ Co-generation Interest Transfer Agreement; and

(h)           the Beijing Co-generation Interest Transfer Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    May 4, 2009